SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS SELECTED THE MOST TRANSPARENT COMPANY IN BRAZIL

Rio de Janeiro, September 17 2004. – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the company was the great winner of the Transparency Prize 2004, as the most transparent company in Brazil, and the Executive Accounting Manager, Marcos Antonio Silva Menezes, was named the best accountant at the award ceremony held annually by the National Association of Financial, Administration and Accounting Executives (Anefac). The award is a clear demonstration of the transparency policy adopted by Petrobras, and once again demystifies the erroneous allegation that Petrobras' accounting is a black box.

         Petrobras' financial statements for the 2003 fiscal year were selected as the best, competing with ten quoted companies and five private companies selected amongst the 500 largest private companies in Brazil in the commercial, industrial and service field, and 50 state-owned companies. One company received an award in each category and Petrobras was selected the most transparent amongst all the competing categories.

         The Institute of Accounting, Actuarial and Financial Research (Fipecafi) of the University of São Paulo, together with Anefac, was responsible for the analysis, selection and indication of the best financial statements. The selection of the best statements, which this year was awarded to Petrobras, is carried out by an awards commission composed of professors and consultants in the accounting field.

         The selection of the competing companies considers, amongst other items, the quality, consistency and transparency of the information given in the financial statements and notes; adherence to accounting principles; the lack of qualifications in the independent auditors' opinion; the legibility and clarity of the presentation; and the disclosure of relevant aspects, not legally required, but important to the business. The company's result during the fiscal year, whether a profit or loss, is not taken into account in the pre-classification.

http: //www.petrobras.com.br/ri/english

Contact:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.